

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2010

Mr. Barry Somervail
Chief Executive Officer
Neuro-Biotech Corp.
Aeschenvorstadt 71, CH-4051
Basel, Switzerland

> Re: **Neuro-Biotech Corp.**
> **Item 4.01 Form 8-K**
> **Filed August 10, 2010**
> **File No. 033-55254-42**

Dear Mr. Somervail:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed August 10, 2010

1. Please revise to disclose whether your former independent accountant resigned, declined to stand for re-election, or was dismissed. Refer to Item 304(a)(1)(i) of Regulation S-K.

2. We note your disclosure stating that the reports issued by your former independent accountant for the fiscal years ended March 31, 2008 and 2009, did not contain any adverse opinion or disclaimer of opinion, or were qualified or modified as to uncertainty, audit scope or accounting principles. Please revise to provide this disclosure for your two most recent fiscal years' financial statements (i.e., the fiscal years ended March 31, 2009 and 2010). Refer to Item 304(a)(1)(ii) of Regulation S-K.

3. In connection with the preceding comment, it appears that the report issued by your former independent accountant for the fiscal year ended March 31, 2010 includes a modification for

an uncertainty (i.e., a going-concern modification). Please revise your disclosure accordingly.

4. Please file an updated letter from your former independent accountant as an Exhibit 16 in accordance with Item 304(a)(3) of Regulation S-K. This letter should reflect their agreement or disagreement with the disclosures in your amended Form 8-K filing.

5. We note that you have engaged Michael Pollack, CPA of KBP, LLP as your new independent accountant. However, it does not appear that your new independent accountant is registered with the Public Company Accounting Oversight Board ("PCAOB"). Please advise.

        As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3311.

Sincerely,

Ethan Horowitz
Staff Accountant